Exhibit 11

ASPYRA, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

AVERAGE MARKET PRICE PER SHARE	$1.87	$2.37	$2.12	$2.30
NET LOSS	$(710,063)	$(1,073,152)	$(3,087,961)	$(1,498,654)
Basic weighted average number of common shares outstanding	10,772,914	3,465,900	9,625,505	3,401,011
Dilutive effect of stock options	—	—	—	—
Diluted weighted average number of common shares outstanding	10,772,914	3,465,900	9,625,505	3,401,011
Basic loss per share	$(.07)	$(.31)	$(.32)	$(.44)
Diluted loss per share	$(.07)	$(.31)	$(.32)	$(.44)